Exhibit 99.1

Board Appointments

August 10, 2015:  Caledonia Mining Corporation (“Caledonia” or the “Company”) is pleased to announce that John Mark Learmonth (Mark Learmonth) has joined the Board as Chief Financial Officer and David Norval Henderson has joined the board as a non-executive director, both appointments with immediate effect.

Mr. Learmonth joined Caledonia in July 2008.  Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years' experience in corporate finance and investment banking, predominantly in the resources sector in Africa.  Mr. Learmonth graduated from Oxford University and is a chartered accountant, as well as a member of the Executive Committee of the Chamber of Mines, Zimbabwe.  Mr. Learmonth was appointed Caledonia's Chief Financial Officer (although not appointed to the Board) in November 2014.

The names of all companies of which Mr. Learmonth, aged 51, has been a director at any time in the previous five years are set out below:

Company	Status
Greenstone Management Services Limited	Current
Caledonia Mining South Africa	Current
Blanket Mine (1983) Private Limited	Current
Macquarie First South Capital	Previous

Mr. Learmonth has 186,730 shares and 239,020 share options in the Company.

Further to the Company’s announcement on July 14, 2015, which advised that the Board of Directors had accepted Richard Patricio's resignation effective upon the appointment of his successor, the Board of Directors has appointed David Henderson, a Canadian resident, as his successor.  Accordingly, Mr. Richard Patricio’s resignation has now been accepted and he has left Caledonia’s board with immediate effect.

Mr. Henderson is a senior mining specialist with over 35 years’ experience in the industry including project management, consulting, operations management and corporate planning, with particular emphasis on the preparation of mine feasibility studies as well as mine construction and operation in remote locations.  Mr. Henderson is a project manager, whose engineering background includes the planning, development and operation of gold and base metal operations in Canada, U.S.A., South America, Europe, Africa and Eastern Russia.  Mr. Henderson has affiliations with the following professional organisations:  Professional Engineers Ontario, the Canadian Institute of Mining and Metallurgy and the American Institute of Mining Engineers.

The names of all companies of which Mr. Henderson, aged 67, has been a director at any time in the previous five years are set out below:

Company	Status
Dyad Corporation	Current

Mr Henderson has no shares and no share options in the Company.

There are no other matters which are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Commenting on these appointments, Mr Leigh Wilson, Caledonia’s Chairman said:

“I welcome both Mr Learmonth and Mr Henderson to Caledonia’s board.

“Mr Learmonth has been a key member of Caledonia’s management team for several years, his expertise and dedication has been instrumental in building the Company’s strong foundation and taking it to, what is now, a successful and growing gold producer.

“Mr Henderson, brings technical skills and experience which I expect will be particularly valuable, with the revised mine plan now in operation and Caledonia investing in the further growth and development of its operations.

“I would also like to take this opportunity to repeat my thanks to Richard Patricio for his consistent and valuable contribution to Caledonia’s board.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204